United States securities and exchange commission logo





                            February 24, 2022

       Mann C. Yam
       Chief Executive Officer
       Frontera Group, Inc.
       140-75 Ash Avenue, Suite 2C
       Flushing, NY 11355

                                                        Re: Frontera Group,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 28,
2021
                                                            File No. 024-11731

       Dear Mr. Yam:



              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed December 28,
2021

       General

   1. We note your Quarterly Report on Form 10-Q filed February 18, 2022. Please tell us what consideration you
gave to updating your Form 1-A to include interim financial
                                                        statements and other
relevant information from your Form 10-Q for the quarter ended
                                                        December 31, 2021.
Refer to Rule 252(a) of Regulation A, which requires that the offering statement
contain "any other material information necessary to make the required statements contained in
the offering statement, in light of the circumstances under which they are made, not
misleading."
   2.                                                   We note that your
auditor   s consent is dated December 27, 2021. Please file an updated
                                                        auditor   s consent in
connection with your audited financial statements.
 Mann C. Yam
Frontera Group, Inc.
February 24, 2022
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you
have any questions.



                                                             Sincerely,
FirstName LastNameMann C. Yam
                                                             Division of
Corporation Finance
Comapany NameFrontera Group, Inc.
                                                             Office of Trade &
Services
February 24, 2022 Page 2
cc:       Matt Stout
FirstName LastName